May 13, 2010

Lyn Shenk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 30, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 22, 2010 (the “Filing”).

In this letter, we have recited the Staff’s comments and have followed each comment with Netflix’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 28

1.	Please revise your disclosure to address specifically why your accounting estimates or assumptions bear the risk of change. The disclosure should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect your financial condition or operating performance. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of the staff’s “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance. Provide us with a copy of your intended revised disclosure.

We respectfully advise the Staff that in future filings we will expand our disclosure to provide greater insight into why our accounting estimates or assumptions bear the risk of change. Further, we will continue to monitor whether our assumptions, judgments, uncertainties and estimates could materially impact our financial condition or operating performance. Beginning with the Form 10-Q for the period ending June 30, 2010, we intend to include disclosures similar to the following:

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. The Securities and Exchange Commission (“SEC”) has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We base our estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Content Accounting

We obtain content through direct purchases, revenue sharing agreements and license agreements with studios, distributors, and other suppliers. DVD content is obtained through direct purchases or revenue sharing agreements. Streaming content is generally licensed for a fixed fee for the term of the license agreement but may also be obtained through a revenue sharing agreement.

We acquire DVD content for the purpose of renting such content to our subscribers and earning subscription rental revenues, and, as such, we consider our direct purchase DVD library to be a productive asset. Accordingly, we classify our DVD library as a non-current asset on our consolidated balance sheets. Additionally, cash outflows for the acquisition of the DVD library, net of changes in related accounts payable, are classified as cash flows from investing activities on our consolidated statements of cash flows. This is inclusive of any upfront non-recoupable payments required under revenue sharing agreements, as these amounts are deemed to be the cost of the DVD.

We amortize our direct purchase DVDs, less estimated salvage value, on a “sum-of-the-months” accelerated basis over their estimated useful lives. The useful life of the new-release DVDs and back-catalog DVDs is estimated to be one year and three years, respectively. In estimating the useful life of our DVDs, we consider historical utilization patterns primarily including the number of times a DVD title is shipped to our subscribers in a given period as well an estimate for lost or damaged DVDs. Historically, the utilization patterns of our DVDs have not changed significantly and we do not expect them to change significantly in the future. However, if we were to amortize our DVDs over a period that is greater or shorter than our estimated useful life of one to three years, our amortization expense and results of operations could be materially impacted.

For those direct purchase DVDs that we estimate we will sell at the end of their useful lives, a salvage value is provided based on our best estimate of the price at which we can sell the DVD. Use of a different salvage value would not materially impact our financial statements. Further, historically, the actual number of DVDs sold and the actual salvage value of those DVDs have not differed significantly from our estimates and, in the future, we do not expect the differences to be material to our financial position or results of operations. For those DVDs that we do not expect to sell, no salvage value is provided. We periodically evaluate the useful lives and salvage values of our DVDs.

The terms of certain DVD direct purchase agreements with studios and distributors provide for discounts based on type of purchases or based on volume of purchases. The discounts based on type of purchases are recorded as a reduction of DVD library when the eligible titles are purchased. The discounts based on volume of purchases are also recorded as a reduction of DVD library when the eligible titles are purchased and are recorded at a discount rate based on historical and estimated purchases over the title term. Historically, actual discounts have not differed significantly from estimated discounts and we do not expect the differences to be material to our financial position or results of operations.

We obtain content distribution rights in order to stream movies and TV episodes without commercial interruption to subscribers’ computers and TVs via Netflix Ready Devices. We account for streaming content in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) topic 920 Entertainment – Broadcasters. Cash outflows associated with the streaming content are classified as cash flows from operating activities on our consolidated statements of cash flows.

We classify our streaming content obtained through a license agreement as either a current or non-current asset in the consolidated balance sheets based on the estimated time of usage after certain criteria have been met, including availability of the streaming content for its first showing. We amortize licensed streaming content on a straight-line basis generally over the term of the related license agreements or the title’s window of availability.

We also obtain DVD and streaming content through revenue sharing agreements with studios and distributors. We generally obtain titles for low initial cost in exchange for a commitment to share a percentage of our subscription revenues or to pay a fee, based on utilization, for a defined period of time, or the title term, which typically ranges from six to twelve months for each title. The initial cost may be in the form of an upfront non-recoupable payment. This payment is capitalized in the content library in accordance with our DVD and streaming content policies as applicable. The initial cost may also be in the form of a prepayment of future revenue sharing obligations which is classified as prepaid revenue sharing expense. The terms of some revenue sharing agreements with studios obligate us to make minimum revenue sharing payments for certain titles. We amortize minimum revenue sharing prepayments (or accrete an amount payable to studios if the payment is due in arrears) as revenue sharing obligations are incurred. A provision for estimated shortfall, if any, on minimum revenue sharing payments is made in the period in which the shortfall becomes probable and can be reasonably estimated. Historically, such provisions have not been material. Under the revenue sharing agreements for our DVD library, at the end of the title term, we generally have the option of returning the DVD to the studio, destroying the DVD or purchasing the DVD. In most cases, we purchase the disc where we have the ability to do so. This end of term buy-out cost is also treated as a cost of the disc and included in DVD library.

Stock-Based Compensation

Stock-based compensation cost at the grant date is based on the total number of option shares granted and an estimate of the fair value of the awards expected to vest and is recognized as expense ratably over the requisite service period, which is the vesting period.

We calculate the fair value of new stock-based compensation awards under our stock option plans using a lattice-binomial model. We use a Black-Scholes model to determine the fair value of employee stock purchase plan shares. These models require the input of highly subjective assumptions, including price volatility of the underlying stock. Changes in the subjective input assumptions can affect the estimate of fair value of options granted and our results of operations could be impacted.

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Expected Volatility: Our computation of expected volatility is based on a blend of historical volatility of our common stock and implied volatility of tradable forward call options to purchase shares of our common stock. Our decision to incorporate implied volatility was based on our assessment that implied volatility of publicly traded options in our common stock is more reflective of market conditions and, therefore, can reasonably be expected to be a better indicator of expected volatility than historical volatility of our common stock. We include the historical volatility in our computation due to low trade volume of our tradable forward call options in certain periods precluding sole reliance on implied volatility. An increase in our computation of expected volatility from 56% to 66% would increase the total stock based compensation expense by less than $0.6 million.

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Suboptimal Exercise Factor: Our computation of the suboptimal exercise factor is based on historical option exercise behavior and the terms and vesting periods of the options granted and is determined for both executives and non-executives. An increase in the suboptimal exercise factor of 10% would increase the total stock based compensation by $0.9 million.

Income Taxes

We record a tax provision for the anticipated tax consequences of our reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying the enacted tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, and our forecast of future market growth, forecasted earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. Actual operating results in future years could differ from our current assumptions, judgments and estimates. However, we believe that the deferred tax assets recorded on our balance sheet will ultimately be realized. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination.

We did not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. We may recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from such position is then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At December 31, 2009, our estimated gross unrecognized tax benefits were $13.2 million of which $10.7 million, if recognized, could favorably impact our future earnings. Due to uncertainties in any tax audit outcome, our estimates of the ultimate settlement of our unrecognized tax positions may change and the actual tax benefits may differ significantly from the estimates. However, we do not believe it is reasonably possible that our unrecognized tax benefits would significantly change over the next twelve months. Also, we are unable to make a reasonably reliable estimate of the timing of payments due to uncertainties in the timing of any tax audit outcome. See Note 8 to the consolidated financial statements for further information regarding income taxes.

Results of Operations page 31

General and Administrative, page 36

2.	Please revise to provide more emphasis on analyzing the underlying reasons for factors to which variances are attributed. For example, you state that the increase in general and administrative expense was attributable to a $7.4 million increase in legal costs offset by $2.7 million decrease in costs related to your subsidiary, Red Envelope Entertainment, a $2.1 million release of accruals in 2009 associated with a former class action suit that was settled in 2008, and decreases in personnel-related costs, but you do not provide any qualitative analysis that explains to investors what specifically caused the changes in these underlying factors. Provide us with a copy of your intended revised disclosure.

With regards to underlying reasons for factors to which variances in our general and administrative expenses are attributed, we respectfully advise the Staff that we will expand the discussion in the MD&A to provide more emphasis on analyzing the factors and explaining what specifically caused changes.

Beginning with the Form 10-Q for the period ending June 30, 2010, we intend to include disclosures similar to the following:

General and Administrative

General and administrative expenses consist of payroll and related expenses for executive, finance, content acquisition and administrative personnel, as well as recruiting, professional fees and other general corporate expenses.

	Year ended December 31,		Change
	2009	2008	2009 vs. 2008
	(in thousands, except percentages)
General and administrative	$51,333	$49,662	3.4%
As a percentage of revenues	3.1%	3.6%

The $1.7 million increase in general and administrative expenses was primarily attributable to a $7.4 million increase in legal costs resulting from ongoing litigation of claims against the Company. We expect legal costs to continue at a high level for the foreseeable future as we defend these claims. This increase is offset partially by a $2.7 million decrease in costs related to a significant reduction in the level of operations of our subsidiary, Red Envelope Entertainment, and a $2.1 million release of accruals in 2009 associated with a former class action suit that was settled in 2008. The terms of the class action settlement provided certain former and current subscribers with an optional free month subscription or free one-month upgrade to be utilized prior to the third quarter of 2009. The accrual related to those subscribers who did not utilize the free month prior to expiration was released. We also had decreases in personnel-related costs due to lower headcount as we streamline our administrative functions.

	Year ended December 31,		Change
	2008	2007	2008 vs. 2007
	(in thousands, except percentages)
General and administrative	$49,662	$52,404	(5.2)%
As a percentage of revenues	3.6%	4.3%

The $2.7 million decrease in general and administrative expenses was primarily attributable to a $2.6 million decrease in costs related to a significant reduction in the level of operations of our subsidiary, Red Envelope Entertainment, as well as a $3.2 million decrease in legal costs related to litigation claims against the Company. These decreases were partially offset by an increase in personnel-related costs due to a 9.6% increase in headcount to support our growth in operations.

Liquidity and capital Resources, page 39

Operating Activities, page 40

3.	Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. References to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” available on our website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance.

We respectfully advise the Staff that in future filings we will expand our discussion and analysis of the material factors that impact comparability of operating cash flows between comparative periods.

Beginning with the Form 10-Q for the quarter ending June 30, 2010, we intend to include disclosure similar to the following:

Liquidity and Capital Resources

Our primary source of liquidity has been cash generated from operations. Additionally, in November 2009, we issued $200 million of our 8.50% senior notes due in 2017. Our primary uses of cash include operating activities such as payroll related expenses, shipping and packaging expenses, and marketing, as well as our stock repurchase programs, the acquisition and licensing of content, and capital expenditures related to information technology and automation equipment.

Although we currently anticipate that cash flows from operations, together with our available funds, will continue to be sufficient to meet our cash needs for the foreseeable future, we may require or choose to obtain additional financing. Our ability to obtain additional financing will depend on, among other things, our development efforts, business plans, operating performance and the condition of the capital markets at the time we seek financing.

Operating Activities

Our cash flow from operating activities is generated primarily from subscription fees less our payments for payroll, shipping and packaging, marketing, streaming content, income taxes and miscellaneous outside services.

Cash provided by operating activities increased by $41 million or 14% in 2009 as compared to 2008 due primarily to an increase in subscription fees of $299 million resulting from a 26.6% increase in the average number of paying subscribers. This cash inflow was offset partially by increased content delivery expenses of $73 million due to 19% increase in the number of DVDs mailed to subscribers, additions to our streaming content library of $64 million, increased advertising and payments to our affiliates of $33 million, increased payroll expenses of $27 million due to a 15% increase in full time employees, increased fulfillment expenses of $11 million, increased current tax provision of $16 million and increased other expenses of $34 million.

Notes to the Consolidated Financial Statements, page F-7

Note 1: Organization and Summary of Accounting Policies, page F-7

Content Library, page F-8

4.	Please revise to clarify the difference between volume purchase discounts and rebates and provide in further detail the accounting for each.

Our agreements with studios and distributors may include discounts based on the type of purchases or based on the volume of purchases. We respectfully advise the Staff that our disclosures related to such discounts were intended to focus on those volume based discounts which require us to make certain estimates of future DVD purchase activity. However, we note that total discounts recorded as a reduction in our gross DVD library during 2009 were less than 3% of the underlying purchases and accordingly are not material to our financial position or results of operations. With regard to future filings, we will revise our disclosure related to discounts giving consideration to materiality and provide further detail regarding the accounting as appropriate.

Beginning with the Form 10-Q for the quarter ending June 30, 2010, we may include disclosure similar to the following, in our accounting policies footnote and in our critical accounting policies in the MD&A:

The terms of certain DVD direct purchase agreements with studios and distributors provide for discounts based on type of purchases or based on volume of purchases. The discounts based on type of purchases are recorded as a reduction of DVD library when the eligible titles are purchased. The discounts based on volume of purchases are also recorded as a reduction of DVD library when the eligible titles are purchased and are recorded at a discount rate based on historical and estimated purchases over the title term. Historically, actual discounts have not differed significantly from estimated discounts and we do not expect the differences to be material to our financial position or results of operations.

5.	Please supplementally quantify for us amounts expended in each of the last three years for content, with separate quantifications of direct purchases, initial payments on revenue sharing arrangements, revenue sharing payments, and other categories as appropriate.

The DVD library includes direct purchases as well as non-recoupable upfront and end of term buy-out payments on revenue sharing arrangements. In the three years ended December 31, 2009, non-recoupable upfront payments on revenue sharing arrangements represented less than 3% of the total gross DVD library expenditures and the end of term buy-out payments represented less than 5% of the total gross DVD library expenditures. We expect that non-recoupable upfront and end of term buy out payments will each continue to be immaterial to our total DVD library.

Revenue sharing expenses accounted for 59%, 53%, and 51% of the total DVD expenses (i.e. revenue sharing expenses and DVD library amortization expenses) in 2007, 2008, and 2009 respectively. Revenue sharing expenses as a percentage of total DVD expenses are expected to fluctuate based on the type of arrangements that are offered by our studio partners.

We respectfully advise the Staff that management does not routinely monitor and review the breakdown of DVD content payments between direct purchases and revenue sharing arrangements. Management decisions are made with an objective of achieving a low average cost of content over the term of the agreement while balancing subscriber growth and demand for certain titles and types of content without regard to the cash flow impact of the mix of direct purchase and revenue sharing payments. Because of this, we believe a breakdown of the amounts paid by category is not a meaningful disclosure for investors and does not provide insights into how our business is managed.

6.	Please tell us in greater detail why you consider your DVD library to be a productive asset. In your response, provide a current analysis of your content library life and an amortization schedule as support. In addition, tell us the amounts of your content library that represents direct purchases and revenue sharing arrangements, the factors that you consider when determining whether to enter into revenue share arrangements with studios and distributors to obtain DVD content vs. a direct purchase, and your consideration on the presentation and classification in the statement of cash flows for revenue share arrangements and direct purchases.

As you may recall, a conference call was held on March 13, 2006 between Netflix management and the Staff to discuss the impact to Netflix of the Form 8-K furnished by Blockbuster, Inc. on March 9, 2006. Specifically, we consulted with you on our treatment of DVDs as a productive asset as we believed at the time and we continue to believe such treatment to be appropriate in accordance with FASB Accounting Standards Codification (“ASC”) Topic 230-10-45-22 which states that “Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. For example, the acquisition and sale of equipment to be used by the entity or rented to others generally are investing activities. However, equipment sometimes is acquired or produced to be used by the entity or rented to others for a short period and then sold. In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities.”

We view our DVD library as a long lived asset as our primary purpose is to generate subscription revenue and any subsequent sale is incidental. We sell approximately 10% of previously viewed DVDs from our library for sale. However, these limited sales of previously-viewed DVDs account for less than 2% of total revenues for the 3 years ended 2009. The gain on the sale of previously viewed DVDs represents less than 0.5% of total revenues in each of these years and is expected to continue to decline. We record the gain / loss on disposal of previously viewed DVDs as a separate line within operating income. Decisions regarding DVD titles and quantities to be acquired are based on our subscriber forecasts and expected rental revenue and are not impacted by potential future sales of the DVDs, the total proceeds and gain of which are deemed not material to our financial results.

We amortize our DVD library on a “sum of the months” accelerated basis over its useful life. The useful life of the new release DVDs and back catalog DVDs is estimated to be one year and three years, respectively, based on historical utilization patterns. The regular analysis of this amortization methodology and the estimated useful lives demonstrates a continued high correlation to actual utilization patterns.

Under our amortization methodology, approximately 85% of our net DVD library balance as of December 31, 2009 will be amortized in the year ending December 31, 2010. Approximately 13% of the balance will be amortized in the year ending December 31, 2011 and 2% of the balance will be amortized in the year ending December 31, 2012.

At the end of the amortization period of the discs, we continue to utilize these discs to fulfill customer demand so long as they remain in good condition. We further note that approximately 70% of our DVD shipments are back catalog titles (defined as those titles that have been available on DVD to rent from Netflix for more than 13 weeks following the studio release date of the title on DVD).

Our DVD library includes upfront non-recoupable payments required under revenue sharing agreements. We consider these non-recoupable upfront payments to be a component of the cost of the disc to Netflix and accordingly treat it as part of our productive assets. However, we note that these payments have represented less than 3% of the total gross DVD library expenditures for each of the years ended December 31, 2007, 2008, and 2009. At the end of the revenue sharing term, we purchase the disc in more than 80% of cases where we have the ability to do so. This end of term buy-out payment is also treated as a cost of the disc to be included in DVD library and represents less than 5% of the total DVD library expenditures for each of the three years ended December 31, 2009. These discs are then continued to be rented to our subscribers.

The decision as to whether a DVD title will be acquired through a direct purchase arrangement or a revenue sharing arrangement is dictated primarily by the preferences of the studio offering the DVD title. We negotiate with the studios to achieve the lowest average cost of content that we wish to obtain without regard to the underlying deal structure (i.e. direct purchase vs. revenue sharing arrangement). Management decisions are made with an objective of achieving a low average cost of content over the term of the agreement while balancing subscriber growth and demand for certain titles and types of content. These objectives do not contemplate a balance of cash flows or working capital needs as our business is not reliant on these metrics as a measure of profitability or sustainability.

In accordance with ASC Topic 230, we classify cash flows associated with our DVD library (including upfront non-recoupable payments and the end of term buyout payments in revenue sharing agreements) as investing activities. All other cash flows associated with revenue sharing agreements are not part of the DVD library (i.e. not a productive asset) and instead are expensed as incurred and therefore classified as operating activities in the consolidated statements of cash flows.

Note 5: Commitments and Contingencies, page F-17

Litigation, page F-18

7.	Your disclosure is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material, or potentially material, each of these matters is, or could be, to you. Please revise to specifically state your conclusions as to the likelihood of a loss contingency with respect to each of the matters disclosed. For matters where you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated. When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. Please provide us with a copy of your intended revised disclosure.

We acknowledge the Staff’s comment and respectfully advise the Staff that we will revise our litigation disclosures to clarify our conclusions related to the likelihood of a loss contingency. Beginning with the Form 10-Q for the period ending June 30, 2010, we intend to include disclosures similar to the following:

From time to time, in the normal course of its operations, the Company is a party to litigation matters and claims, including claims relating to employee relations and business practices. The Company expenses legal fees as incurred. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company cannot reasonably estimate the likelihood or potential dollar amount of any adverse results. Listed below are material legal proceedings to which the Company is a party. With respect to these matters, management has not determined that any potential loss is probable or reasonably estimable at this time and accordingly has not accrued any amounts for any potential loss. Furthermore, while the outcome of these matters is currently not determinable, the Company does not believe, based on its current knowledge, that these matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s financial position, liquidity or results of operations. The Company’s view on these matters may change in the future and an unfavorable outcome in one or more of these matters could result in substantial monetary liability to the Company and/or require a change in the Company’s business practices.

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We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (bmccarthy@netflix.com) or telephone (408) 540 3740.

Sincerely,

By	/s/ Barry McCarthy
Barry McCarthy
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.)
J.C. Berger (Netflix Inc.)